 410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

Tel: (604) 687 3520             Fax: 1-888-889-4874

Tarsis Resources Ltd. and Estrella Gold Corporation

to Form Alianza Minerals Ltd.

February 11, 2015 – Vancouver, BC  Tarsis Resources Ltd. (“Tarsis”) (TSXV-TCC) and Estrella Gold Corporation (“Estrella”) (TSXV-EST) have agreed to combine to form Alianza Resources Ltd. (“Alianza” or the “Company”). The new company will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. The new Company will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon and the flexibility to acquire new projects in the Americas as opportunities arise. The proposed transaction has been unanimously approved by both company’s Boards of Directors. The parties have entered into an arrangement agreement (the “Agreement”) pursuant to which Tarsis will acquire Estrella’s shares on a one for one basis.  Tarsis will also complete a share consolidation and financing concurrent with the acquisition.

Highlights of the transaction include:

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Consolidation of management, technical teams and project portfolios creating a stronger company and reducing administration costs

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Exposure to prolific jurisdictions in the Americas: Peru, Nevada, Mexico and Yukon

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$2m financing

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Ability to leverage technical expertise from both companies

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Strong capital structure with 16.5 million shares outstanding post-transaction and financing

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Well-capitalized company able to take advantage of current market opportunities

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Increased exploration activity and news flow

Marc G. Blythe, Tarsis’ CEO stated “Both companies operate under the Prospect Generator business model in excellent jurisdictions with great potential for new discoveries. Current market conditions demand that a prospect generator have a diverse portfolio of prospects and a focused Board and Management with a track record of executing the business model.” Jason Weber, Estrella’s CEO stated that “In combining the two companies we have not only created a more dynamic group and project portfolio, but avail ourselves of new business opportunities in the sector.”

Management of both companies have agreed to the transaction to create a superior prospect generator to capitalize on the synergies of both groups, including common shareholder bases, to increase the number of active projects and option/ joint venture exposure and, ultimately, more opportunity to make economic discoveries.

Alianza is a Spanish word meaning “alliance”. The new name reflects the focus on the Americas and the mission of the new company, which is to generate highly prospective mineral exploration targets with strong potential and find quality partners to help advance the projects and make economic discoveries.

Management Team and Board

The management and board will be comprised of elements from both companies with complementary technical, corporate and financial skill sets. Estrella’s current CEO and Tarsis director, Jason Weber, P.Geo., will take on the role of President and CEO. Marc Blythe, MBA, P.Eng., the current CEO of Tarsis will become COO. Winnie Wong, B. Comm. CPA-CA, who currently serves as Estrella’s CFO will be CFO of the new company.

Alianza’s board will consist of 6 members. Mark T. Brown, B. Comm., CPA-CA will be appointed Executive Chairman, with the rest of the board consisting of Marc Blythe, Adrian Fleming, BSc., Craig Lindsay, MBA,CFA, John Wilson, P.Geo. and Jason Weber.

Project Portfolio

Alianza will have four projects in Peru, ten in Nevada, three in Mexico, and five in the Yukon Territory. These projects are focused on exploration targets that are highly prospective for gold, silver, copper, lead and zinc. One joint venture (the Yanac Joint Venture) is in place with Cliffs Natural Resources Exploration Inc., a wholly-owned subsidiary of Cliffs Natural Resources Inc. (NYSE: CLF) (“Cliffs”), which resulted from a large regional exploration program led by Estrella in southern Peru. Yanac hosts a copper-moly porphyry system exposed over a 1.1 by 1.25 km area of coincident copper and molybdenum mineralization and porphyry-style alteration. Geophysics indicates the system may be more expansive at depth. Due to a change in corporate direction at Cliffs, the project was placed on hold just prior to the first drill test of the target. Management will continue to work with Cliffs to advance Yanac.

Quality exploration targets such as Yago, Erika and La Estrella will continue to be cornerstone projects of the Alianza portfolio. New projects available for option include three high-sulphidation gold targets in Nevada, Mexico and Peru.

The East Walker project located in Lyon County, Nevada is prospective for high-sulphidation epithermal gold mineralization.  Outcrop mapping identified pyrite-rich breccias and vuggy silica intermittently over an area of 600 meters by 200 meters.  Extensive clay alteration surrounds the gold mineralization.  Channel sampling by a prior operator reportedly returned 24.4 meters grading 3.39 g/t gold, although subsequent limited drill testing failed to confirm these results.

The San Pedro property is located in Jalisco State, Mexico and also features high-sulphidation epithermal style mineralization, including vuggy silica and is prospective for gold and silver. Drilling by a prior operator in 2006 reportedly returned 60.9 meters grading 0.3 g/t gold and 9.7 g/t silver from one of six holes completed.  Rock samples collected from the project by a prior operator in 2012 range from below detection to 12.4 g/t gold.

The third project Isy is located in southern Peru and was recently returned by a partner. Isy consists of a 1 by 4 km colour anomaly with areas of silicification (including vuggy silica), argillic and advanced argillic alteration and anomalous gold, silver and pathfinder element geochemistry.  Very little work has been done on this prospective target, however sampling and prospecting has yielded rock samples ranging from below detection limit to 0.72 g/t gold and silver from 1.1 to 83.8 g/t.

Transaction Details

The transaction is structured as a plan of arrangement such that Tarsis will acquire all of the shares of Estrella, but is essentially a merger of companies with similar market capitalization and will be completed on the basis of one share of Tarsis for each Estrella share. Immediately upon completion of the transaction a consolidation of shares will take place, at a ratio of one new share for ten old shares. As a result Alianza will have 10.8 million shares outstanding, of which approximately 56.7% will be owned by former Tarsis shareholders.

Management and directors, representing approximately 21.3% ownership of Estrella have agreed to support the transaction and have signed lock-up agreements. A special meeting of the shareholders of Estrella will be held on Wednesday, April 8, 2015, with closing of the transaction being scheduled for the end of April, 2015. The record date for shareholders of Estrella to be entitled to vote on the transaction is Tuesday, March 3, 2015.

Financing

A financing will also be completed to raise $2 million on a post consolidation basis by way of a private placement of 5.7 million subscription receipts at a price of $0.35 each. The Subscription Receipts will be automatically convertible into one Alianza common share and one common share purchase warrant upon the closing of the acquisition. Each warrant will allow the holder to buy one Alianza common share at a price of $0.50 for a period of 3 years.

The private placement of subscription receipts will close before the transaction closes and the 4 month hold period will commence when the private placement closes. The funds from the private placement will then be held in escrow until the transaction is completed.

The gross proceeds of the Private Placement will be used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain Nevada, Mexico and Peru properties, and for generating new projects. Assuming the Private Placement is fully-subscribed, the Company intends to allocate the gross proceeds of the Private Placement approximately as follows: $1,500,000 to undertake further early stage exploration at the Isy, East Walker, San Pedro and other projects, to acquire new projects and pay holdings costs on projects available to be optioned out, and $500,000 for the Company’s working capital.

Subject to TSX Venture Exchange approval, the Company may pay finders’ fees of cash and/or securities on a portion of the Private Placement.

The Private Placement will be conducted partially in reliance upon British Columbia Instrument 45-534 (the “Instrument”), which permits an issuer to distribute securities to its existing shareholders, subject to the terms and conditions of the Instrument. The Company has set February 9, 2015, as the record date for the purpose of determining existing shareholders of the Company who are entitled to purchase Subscription Receipts under the private placement. This exemption is not available to shareholders resident in Ontario or Newfoundland, or certain jurisdictions outside of Canada. The Company may combine the offering under the Instrument with sales pursuant to other available prospectus exemptions, including sales to accredited investors. The offering of Subscription Receipts will remain open until April 10, 2015. The Company has set no minimum number of Subscription Receipts to be distributed and no minimum dollar amount required to be raised in connection with the Private Placement. In the event of an oversubscription to the Private Placement, the Company will allocate the Subscription Receipts pro-rata to subscribers.

The acquisition and the Private Placement are subject to TSX Venture Exchange approval.

After the financing, acquisition and share consolidation, the Company will have 16.5 million shares outstanding.

The Company plans to cancel all currently outstanding stock options from both companies, and to issue new stock options to the management team, board of directors, contractors, and advisors. This is in combination with ensuring that cash compensation is kept low by industry standards, and the directors, management and staffs’ goals are aligned with those of the Company’s shareholders.

Mark T. Brown, B. Comm., CPA-CA, proposed Executive Chairman of Alianza noted that “This transaction has been designed to give the shareholders of Tarsis and Estrella a better chance at participating in the success of the combined Company’s exploration success. At the same time, we recognize that a share consolidation and re-financing can be dilutive for existing shareholders. Tarsis is allowing all of its existing shareholders to participate in the proposed financing by making use of one of the latest rules issued by the Securities Commissions in certain Canadian provinces that allows for non-accredited shareholders to participate in the financing. Our investment group is a large shareholder of both companies and we will continue to support this very strong technical team.”

Marc Blythe, MBA, P.Eng., and Jason Weber, BSc, P.Geo, are Qualified Persons as defined by NI 43-101.   Mr. Blythe and Mr. Weber prepared the technical information contained in this press release.  Mr. Blythe is the President and CEO of Tarsis and Mr. Weber is the President and CEO of Estrella.

On behalf of the Boards,

Marc G. Blythe, P.Eng., MBA. President and Chief Executive Officer Tarsis Resources Ltd.	Jason Weber, P.Geo. President and Chief Executive Officer Estrella Gold Corp.

For further information, contact:

Jason Weber, President and CEO of Estrella Marc Blythe, President and CEO of Tarsis Mark T. Brown, Director of Estrella and Tarsis Tel: (604) 687-3520 Fax: (888) 889-4874

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.